THE BREWER'S TABLE



CROWDFUNDING OFFERING STATEMENT

June 2016



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BREWER'S TABLE – EAST AUSTIN LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.co and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Brewer's Table – East Austin LLC, a Texas limited liability company (**"The Brewer's Table"** or the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $250,000 and maximum of $300,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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APPENDIX A FINANCIAL STATEMENTS WITH REVIEW REPORT

I.   SUMMARY OF OFFERING

The following is an executive summary of the Offering. This executive summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

Issuer	Brewer's Table East Austin LLC
Entity Type	Texas LLC
Date of Organization	02/26/2016
Principal Office	4715 East 5 St, Austin Texas 78702
Website (if any)	caskandcoal.com
Type of Securities	Revenue Sharing Notes
Offering Amount	Minimum of $250,000 and maximum of $300,000
Offering Deadline	August 23, 2016
Key Personnel	Jacob Maddux, Manager Ali Sabzevari, Manager *Bios of key personnel provided below*
Purpose of Offering	To finance the buildout of the restaurant
Ownership Percentage Represented by Securities	0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualifed from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II. DESCRIPTION OF BUSINESS

OVERVIEW

The Brewer's Table is bringing a new craft brewery and restaurant concept to Austin.

The "chef's table" has long been a part of restaurant culture   typically in the form of an exclusive area where friends, family and distinguished guests find a unique experience. The Brewer's Table is focused on bringing the best components of the chef's table to a new type of environment.

We will focus on a balanced approach to both food and beer. This will not be a brewery with food, nor a restaurant with beer, but an experience providing equal attention to both of these components. This attention to detail and balance will be carried throughout the space and service, bringing an elevated experience to Austin's beer scene.

Taking inspiration from traditional methods of food and beer preparation, The Brewer's Table will create for modern-day Austin something so old, it's brand new. The food and beer programs share a common theme: oak. Seasonal, locally sourced ingredients cooked over wood paired with fresh oak-fermented ales and lagers will create an entirely new experience for food and beer lovers. Bringing a new and unique perspective to the age old tradition of food and drink, The Brewer's Table is our modern interpretation of the way things used to be.

The Brewer's Table will be launched in East Austin, a creative district that is known as a craft brewery destination. Founder Jake Maddux (formerly of Salt & Time, Thirsty Planet Brewing, New Belgium Brewing, and Anchor Brewing Co) is one of Austin's most well-known personalities in the beer community. His partner Ali Sabzevari brings over a decade of additional finance, operations, and marketing expertise in the service industry, including current operating roles at Lonestar Syndicate and Craftsman bar with previous operating roles at Revival Cycles, and Helm Boots.

BUSINESS MODEL

The Brewer's Table will be open seven days a week for lunch and dinner. There will be 8-15 items on the food menu at an average price point of $12-$18. The food menu will be seasonal, local, and therefore, rotated. It will have a rustic theme focused on whole proteins as well as have a Texas and Mediterranean influence. The menu will make use of a custom-made wood-fired grill. The style and layout of our brewing program could be taken straight out of the Belgian countryside. Utilizing primarily oak, the focus will be developing a beer program that can satisfy any palate. Using giant oak barrels/tanks called "puncheons" and "foudres" in addition to traditional oak barrels, The Brewer's Table will develop quick turnaround beers as well as complex beers reliant on the long-term souring that takes place in foudres. The on-premise brewing program for The Brewer's Table will focus on the old world art of oak barrel fermentation. Using a combination of different sizes and toasts of oak barrels and tanks, we will create fresh beers brewed and fermented the way it's been done for thousands of years, but with modern day refrigeration.

There will be table service as well as bar service at Brewer's Table. Service will be friendly, knowledgeable, and passionate. All front of house staff members will be required to be certified by the Cicerone

Certification Program and must learn how to brew the beer made on-site. There will also be an in-house training program to have The Brewer's Table be an education opportunity for its employees.

Brewing & Fermentation

- Premiere 7bbl 2-vessel direct fire system
- 3 7bbl jacketed stainless steel fermenters
- 6 7bbl un-jacketed stainless steel serving tanks
- 7 25HL French Oak foudres
- 10 500L French Oak puncheon barrels
- Additional traditional wine and whisky barrels as space allows
- Approximately 25 guest taps as well as 6 house beers
- Aggressive bottle and can reserve collection. Aiming for the most well curated and deepest beer list in the industry plus the cleanest and best matched glassware.

Location Analysis

For the fourth straight year, Forbes has ranked Austin, TX #1 in the list of the fastest cities in the United States, and the #1 "City to Watch."

Despite its explosive growth, the city has not lost its appreciation for high quality, locally sourced and locally produced craft products and services. The brewery and brewpub business is no exception and continues to thrive in the city of Austin. With over 30 brewery and brewpub locations within the city limits, the demand and appreciation for The Brewer's Table concept is clear (source: Piinpoint).

Austin breweries and brewpubs


Emma Long Metropolitan Park
West Lake Hills
Barton Creek
Lost Creek
Rollingwood
Zilker Metropolitan Park
The University of Texas at Austin
Daffan
Walter E. Long Metropolitan Park
Hornsby Bend
Sunset Valley
Austin-Bergstrom International Airport

The future site of The Brewer's Table is 4715 East 5th Street in Austin, located in the Govalle/Johnston Terrace neighborhood of East Austin. Govalle/Johnston Terrace is a rapidly developing area, hosting a vibrant and growing arts scene and has been called one of the top 5 neighborhoods for artists in the Austin area (source: backstage.com). The Canopy Arts Complex, a 40,000 square-foot facility offering more than 50 diverse artist studios (including multi-use and gallery spaces), is located less than one mile from The Brewer's Table.



EXISTING SECURITIES

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Interests	60	60	10 voting rights per unit	Set forth in the limited liability agreement of the Issuer ("***LLC Agreement***")
Class B Membership Interests	30	19.26	1 voting right per unit	Preferential distribution of 75% of distributable cash until shareholders receive 1.25x of investment; afterwards, pro-rata distribution with holders of Class A membership interests

Currently, Brewer's Table Holdings, LLC holds 60 units of Class A membership interests. There are no other beneficial owners that individually own 20% or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold (as of the date of this disclosure)	Use of Proceeds
May 1, 2016 ~ July 31, 2016 (unless otherwise extended or closed early by the Issuer)	Section 4(a)(2) of the Securities Act and/or Regulation D	30 units of Class B Membership Interests	19.26 Class B Membership Units ($481,500)	To finance the buildout of the restaurant

*Note: The holders of Class A and Class B shares are holders of equity interests ("**Equity Interests**") in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of Equity Interests may amend the LLC Agreement by vote, the Securities are debt securities and their terms, governed solely by the NPA and the accompanying Notes, will not be materially limited, diluted or qualified by the rights of the holders of Equity Interests identified above.*

MATERIAL TERMS OF ANY INDEBTEDNESS:

The Issuer has received a term sheet from Plains State Bank for a term loan of at least $1.57 million to finance the buildout of the Issuer, which is expected to close after the Offering ends. The bank is expected to obtain a first lien on the assets of the Issuer.

III.   HISTORY OF OPERATIONS

September 2015

Secured lease for The Brewer's Table location

February 2016

Brewers Table - East Austin, LLC officially formed

May 2016

Building permits filed with the City of Austin

Accepted building contractor bid and finalized budget

November 2016

Anticipate soft opening of The Brewer's Table

IV.   KEY PERSONS

OFFICERS OF THE ISSUER

Jacob Maddux

Manager, January 2016 - Present

A craft beer professional with nearly 10 years of experience, Jake began his post-Marine Corps career in alcohol working in Napa Valley for Nickel & Nickel Winery as a wine educator and cellarman. The journey from Napa led to a position in the cellar at the world famous Anchor Brewing Company in San Francisco then onward to Fort Collins, CO to be a part of the great team at New Belgium Brewing.

Jake moved to Austin in 2010 to help open and run Thirsty Planet Brewing, where he was the brewer, delivery man, tap room manager and janitor. He produced many acclaimed beers including the Franklin Smoked Porter and the Jittery Monk Smoked Coffee Dubbel Ale. During his time at Thirsty Planet, Jake was named "Austin Craft Beer Personality of the Year" for 2012 and is well-known as a leader in the beer community in Austin and around the country. Jake also served as the Beverage Director at Salt & Time Butcher Shop and Salumeria, a rustic eatery in a butcher shop from March, 2013 to March, 2016.

Jake has also starred in several beer-related programs including "The Beer Diaries," "What's on Tap," and "Pubs, Pints and Pals" in addition to moderating panels at TechCrunch and the Texas Book Festival about beer and food. He has hosted the annual Austin Beer Guide Awards in 2014 and 2015 and was a panelist for the Austin Chronicle feature "The Official Beer of Austin."

Ali Sabzevari

Manager, January 2016 - Present

Ali is the cofounder and managing member of an Austin-based private investment group (Lonestar Syndicate, founded in August 2011) and a consulting firm (Lonestar Syndicate Consulting, founded in May 2012), focused on helping scale brick and mortar small businesses in the Austin community. He has developed a reputation in Austin as a knowledgeable advisor to the city's creative entrepreneurs.

Ali's business experience in the last three years also includes management of:

-   **Craftsman Bar**, a restaurant and bar in Austin, TX

    Chief Operating Officer, June, 2014   Present

-   **Progress Coffee Roasting**, an independent coffee roaster in Austin, TX

    Managing Member, March, 2016   Present

-   **Revival Cycles, Inc.**, a motorcycle repair shop in Austin, TX

    Director of Operations, May, 2015   February, 2016

-   **Helm Boots USA, Inc.**, a premium leather footwear manufacturer in Austin, TX

    Director of Operations, April, 2015   February, 2016

V. USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$250,000	$300,000
Less: Offering Expenses	Up to $25,000	Up to $30,000
Net Proceeds	At least $225,000	At least $270,000
Use of Net Proceeds	To finance the buildout of the restaurant	To finance the buildout of the restaurant

The Issuer anticipates that the total cost of the project will be approximately $2,247,000. The Issuer has received a term sheet from Plains State Bank for a term loan of at least $1,572,900 and is seeking to crowdfund an amount between the minimum of $250,000 and maximum of $300,000 through this Offering to finance the buildout of the restaurant. If the Issuer is able to complete a successful Offering and finalize the bank loan, the members of the Issuer have committed to provide or arrange for sufficient equity financing for the Company to cover the remaining balance of the project cost.

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[1] NextSeed charges 10% of the tota offer ng amount as compensat on for ts serv ces prov ded n connect on w th the Offer ng; prov ded that NextSeed w   on y charge 5% of the amount ra sed from nvestors that were ntroduced to the NextSeed webs te by the ssuer

VI.   DESCRIPTION OF SECURITIES

NOTE PURCHASE AGREEMENT (NPA)

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to make a loan to the Issuer pursuant to the specified terms therein. By investing in the Securities, **investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence after fifth full month after Closing.

SUMMARY OF TERMS

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

Issuer	
Offering Amount	Minimum of $250,000 and maximum of $300,000
Offering Period	56 days, until 11:59 PM of August 23, 2016
Minimum Investment	$100
Closing and Escrow Process	48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure.
	NextSeed will notify investors if the target Offering Amount has been met.
	If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will

	be released to the Issuer upon the Closing and the investor will receive Securities in exchange for his or her investment. If there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	5.25% of each month's gross revenue, commencing after expiration of the Startup Period
Investment Multiple	1.5x Investors will each receive in the aggregate 1.5x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Startup Period	Period from the Closing through the end of the full fifth month after Closing
Payment	During the Startup Period, the Issuer will not make any payments. After the Startup Period, the Issuer will make monthly payments based on the relevant revenue sharing percentage.
Maturity	If the investors have not been paid in full within 40 months after the Closing (commencing with the first full month after the Closing), the Issuer is required to promptly pay the entire outstanding balance to the investors.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[2] In addition, there is no ready market for the sale of the

[2] The term "accred ted nvestor" means any person who comes w th n any of the categor es set forth n Ru e 501(a) of Regu at on D, or who the se er reasonab y be eves comes w th n any of such categor es, at the t me of the sa e of the secur t es to that person

The term "member of the fam y of the purchaser or the equ va ent" nc udes a ch d, stepch d, grandch d, parent, stepparent, grandparent, spouse or spousa equ va ent, s b ng, mother n aw, father n aw, son n aw, daughter n aw, brother n aw, or s ster n aw of the purchaser,

	Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer will grant a second-lien security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section IX for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

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and nc udes adopt ve re at onsh ps The term "spousa equ va ent" means a cohab tant occupy ng a re at onsh p genera y equ va ent to that of a spouse

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VII.   FINANCIAL STATEMENTS

Since the Issuer was formed recently (February 2016), the Issuer's current financial statements only reflect the startup costs incurred thus far and the equity contributions and advances made by the members of the Issuer to date.

CURRENT FINANCIAL STATEMENTS[3]

BREWER'S TABLE - EAST AUSTIN, LLC
BALANCE SHEET
AS OF FEBRUARY 26, 2016
(unaudited)

	February 26, 2016 (Inception)
Assets	
Current assets	
Cash	$ 443
Receivable - related party	60
Other current assets	7,407
Current assets	7,910
Deposits	45,000
Total assets	$ 52,910
Liabilities and Members' Deficit:	
Related party advances	$ 2,600
Current liabilities	2,600
Deposits on Class B units	100,000
Total liabilities	102,600
Commitments and contingencies (Note 3)	
Members' Deficit	
Class A Units, 60 units issued and outstanding	60
Accumulated deficit	(49,750)
Total members' deficit	(49,690)
Total liabilities and members' deficit	$ 52,910

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[3] Please see the Appendix A of this document for full review report by the Issuer's accountant.

PRO FORMA FINANCIAL STATEMENTS

To illustrate the earning potential of the Brewer's Table, the Issuer is providing a summary of its 3-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on local operating statistics of comparable companies in the food and beverage services sector, as well as the extensive working knowledge of the officers through operating small businesses in Austin. The key revenue drivers and other operating assumptions have been benchmarked against local industry standards and reflect the ongoing growth prospect and cost of doing business in Austin.

The Brewer's Table – Pro forma Financial Statements

INCOME STATEMENT	Year 1	Year 2	Year 3
Bar	**315,000**	**339,019**	**364,869**
Lunch	**385,000**	**475,956**	**537,236**
Dinner	**1,449,000**	**1,673,595**	**1,889,070**
Total Revenue	**2,149,000**	**2,488,570**	**2,791,175**
Growth		*15.8%*	*12.2%*
COGS	496,204	549,725	588,659
Gross Profit	**$1,652,796**	**$1,938,845**	**$2,202,516**
Growth		*17.3%*	*13.6%*
Margin	*76.9%*	*77.9%*	*78.9%*
Labor cost	677,651	797,172	908,062
% revenue	*31.5%*	*32.0%*	*32.5%*
Gross Operating Profit	**$975,145**	**$1,141,673**	**$1,294,454**
Growth		*17.1%*	*13.4%*
Margin	*45.4%*	*45.9%*	*46.4%*
Total Direct Expenses	204,155	236,756	272,523
% revenue	*9.5%*	*9.5%*	*9.8%*
Total Indirect Expenses	352,651	413,389	466,447
% revenue	*16.4%*	*16.6%*	*16.7%*
EBITDA	**$418,339**	**$491,529**	**$555,485**
Growth		*17.5%*	*13.0%*
Margin	*19.5%*	*19.8%*	*19.9%*
Debt Service	272,215	290,043	290,920
NextSeed Loan	112,823	130,650	131,528

CASH FLOW STATEMENT	Year 1	Year 2	Year 3
EBITDA	$418,339	$491,529	$555,485
Cash from Operating Activities	**$418,339**	**$491,529**	**$555,485**
Brewery Equipment	$(200,000)	$(42,980)	$(42,980)
Barrels & Tanks	$(75,000)		
Kitchen Equipment	$(100,000)		
Furniture & Fixtures	$(75,000)		
Design	$(100,440)		
Construction	$(837,000)		
Legal Fee & Accounting	$(41,250)		
Inventory	$(10,000)		
Opening Costs & Deposits	$(75,000)		
Working Capital	$-	-	-
Contingency	$(60,000)		
Pre-Planning & Research	$(40,000)		
Working Cap Buffer (Remainder)	$(1,310)		
Cash from Investing Activities	**$(1,615,000)**	**$(42,980)**	**$(42,980)**
Equity Contribution	$257,000		
Debt Financing/(Repayment)	$1,160,785	$(290,043)	$(290,920)
Cash from Financing Activities	**$1,417,785**	**$(290,043)**	**$(290,920)**
Net Change in Cash	**$221,124**	**$158,506**	**$221,584**

VIII.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's limited operating history makes it difficult to evaluate its prospects and the merits of purchasing the Securities offered.

The Issuer has been recently formed and has only a very limited history of operations upon which you can evaluate its business. The Issuer is wholly dependent on the proceeds from the sale of the Securities offered hereby as well as the additional sources of capital described in this Disclosure to sustain its operations and to carry out its business strategy. There can be no assurance that the Issuer will achieve its business objectives or that its proposed plan of business can be developed in the manner contemplated. You must consider the Issuer's prospects in light of the risks, expenses and challenges it might encounter because it is at an early stage of development in new and developing markets. The Issuer may not successfully address these risks, and its business strategy may not prove successful. If not, investors may lose all or substantially all of their investment.

Since the inception of its operations, as currently constituted, through the date of this Offering, the Issuer has recorded no revenues. As a result, the Issuer is totally dependent on the receipt of funds from this Offering, its business plan, and the future sales of its products and services in order to achieve profitability.

The Issuer expects that its expenses will continue to increase significantly as the Issuer, among other things:

- secure premises for its operations and services
- Increase its infrastructure and personnel in order to support its anticipated growth
- develop and implement its marketing, advertising and sales activities

The Issuer may not generate a sufficient level of revenues to offset these expenditures, and the Issuer may be unable to adjust spending in a timely manner to respond to any failure to increase its revenues. Even if the Issuer does achieve profitability, it may not be able to sustain or increase profitability.

The Issuer expects its future financial results to fluctuate significantly, and a failure to increase our revenues or achieve profitability may disappoint investors and result in a decline in the value of the Issuer.

Because of its limited operating history, the Issuer does not have any historical information to predict demand for its services and trends that may emerge in its target markets. Moreover, because most of its expenses - such as employee compensation and lease payment obligations - will be relatively fixed in the nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

short term, the Issuer may be unable to adjust spending quickly enough to offset any unexpected shortfall in revenue growth or any decrease in revenue levels in any particular period. As a result, it is likely that in some future quarters or years, the Issuer's operating results will fall well below the expectations of investors.

Furthermore, the Issuer expects its future quarterly and annual operating results to fluctuate significantly as it attempts to implement its service offerings in its target market. The Issuer's revenues, gross margins and operating results are difficult to forecast and may vary significantly from period to period due to a number of factors, many of which are not in its control.

These factors include:

- Market acceptance of the Issuer's services and products, sales and marketing efforts and pricing changes by its competitors
- Amount and timing of expenditures needed to produce its proposed results
- The Issuer's ability to successfully implement its marketing, advertising and sales activities
- Its ability to successfully recruit, hire and retain key employees
- General economic conditions affecting its industry.
- Acts of terrorism

Although not anticipated, the Issuer may need additional funding beyond the proceeds received from this Offering in the near term, and if the Issuer cannot raise such additional funding, its ability to continue as a going concern will be significantly impaired.

In support of its current cash projections, the Issuer may need additional funding to successfully implement its current business strategy within twenty-four (24) months of the closing of this Offering. Under such circumstances, the Issuer would likely seek such funding through public or private sales of its equity securities. However, additional financing might not be available on reasonable terms, if at all. If the Issuer cannot obtain additional funding as needed, its ability to continue as a going concern will be significantly impaired.

The Issuer's financial condition and results of operations will depend on its ability to manage future growth effectively. The Issuer's strategy calls for its business to grow significantly in the years ahead. The Issuer's ability to sustain continued growth depends on its ability to identify and evaluate the desires of its target customers. Accomplishing such a result is largely a function of the management team's ability to stay focused and alerted to movements and legislation within the industry, as well as, vendor related issues. Any failure to effectively manage its future growth could have a material adverse effect on the Issuer's business, financial condition and results of operations.

The Issuer relies, and will continue to rely, heavily on key relationships with third-parties to achieve its business objectives. The failure to maintain these relationships or the failure to produce the anticipated results from any of these relationships could have a material adverse impact on its business, financial condition and results of operations.

Competition Risks

The Issuer operates in a competitive market and face competitors with greater resources, which may make it more difficult for it to achieve any significant market penetration.

The markets that the Issuer serves and intends to serve are consistent yet rapidly evolving, and competition in each is intense and expected to increase significantly in the future. Most of the companies that the Issuer competes against have built large and established businesses and have much greater financial and human capital resources. While the Issuer believes that it is positioned well within its targeted markets, the Issuer's relative position in the overall industry is small.

There can be no assurance that the Issuer will be able to similarly build such successful businesses or offer services that are competitive with its competitors' service offerings. Because most of its competitors have substantially greater resources than the Issuer does, they may, among other things, be able to undertake more aggressive marketing and pricing strategies, obtain more favorable pricing from vendors and make more attractive offers to strategic partners than the Issuer can. Therefore, the Issuer may be unable to successfully compete against numerous companies in its target markets.

Personnel Risks

The Issuer's future success depends in large part upon attracting and retaining key sales, operations, and senior management personnel. If the Issuer loses its key personnel or is unable to attract and retain additional key personnel, the Issuer may be unable to implement its business strategy or pursue new opportunities. The loss of the services of any of its key employees, particularly if lost to competitors, may significantly delay or prevent the achievement of the Issuer's business objectives and may adversely affect its strategic direction. In addition, the Issuer does not maintain key person life insurance for any of its personnel, but plan on obtaining Key Man Life Insurance after funding.

The Issuer's future success will also depend on its ability to identify, recruit, train and retain additional qualified and skilled personnel. The Issuer may be unable to attract and retain personnel with the qualifications necessary for the further development of its business. If the Issuer fails to attract and retain personnel, particularly management and industry personnel, the Issuer may not be able to execute on its business plan.

Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue and product. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain food items are perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Reputational Risks

Adverse publicity concerning the quality of the food and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Operational Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

The Issuer is planning to open in Austin. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

Landlord Risks

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Industry Risks

The Issuer will face significant competition from other restaurants, bars and lounges, which could adversely affect business and financial performance. The Issuer will compete with other independently owned restaurants, bars and lounges, and chain restaurants, bars and lounges for guests, restaurant locations, experienced management and staff. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant industry in Austin is highly competitive in terms of type and quality of food, quality of service, restaurant location, atmosphere and price.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither the Issuer nor NextSeed guarantees loan payment or investor returns.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

IX.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

---

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Ali Sabzevari	Manager	Advance from an entity owned or controlled by the specified party	$2,600
Ali Sabzevari	Manager	Investment in Class B units from an entity owned or controlled by the specified party	$306,500

CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

OTHER MATTERS

NextSeed Assessment

Every offering on the Portal undergoes a standardized risk assessment by NextSeed that is applied on all businesses listing on NextSeed. The risk assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the loan terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance**   comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Loan Terms**   analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information**   credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability**   the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk**   overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final loan terms offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investors should consider their own financial advisors for risk assessment and projected investment returns.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: caskandcoal.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS WITH REVIEW REPORT

BREWER'S TABLE - EAST AUSTIN, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
February 26, 2016

Together with
Independent Accountants' Review Report

Brewer's Table - East Austin, LLC
Index to Financial Statements
(unaudited)

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Brewer's Table - East Austin, LLC
Austin, Texas

We have reviewed the accompanying balance sheet of Brewer's Table - East Austin, LLC (the "Company"), as of February 26, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbb Mckennon

Newport Beach, California
June 27, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

BREWER'S TABLE - EAST AUSTIN, LLC
BALANCE SHEET
AS OF FEBRUARY 26, 2016
(unaudited)

	February 26, 2016 (Inception)
Assets	
Current assets	
Cash	$ 443
Receivable - related party	60
Other current assets	7,407
Current assets	7,910
Deposits	45,000
Total assets	$ 52,910
Liabilities and Members' Deficit:	
Related party advances	$ 2,600
Current liabilities	2,600
Deposits on Class B units	100,000
Total liabilities	102,600
Commitments and contingencies (Note 3)	
Members' Deficit	
Class A Units, 60 units issued and outstanding	60
Accumulated deficit	(49,750)
Total members' deficit	(49,690)
Total liabilities and members' deficit	$ 52,910

See accompanying independent accountants' review report and notes to the balance sheet.

NOTE 1 – NATURE OF OPERATIONS

Brewer's Table - East Austin, LLC was formed on February 26, 2016 ("Inception") in the State of Texas. The balance sheet of Brewer's Table - East Austin, LLC (which may be referred to as "Brewer's Table," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

The Company is a new craft brewery and restaurant concept in Austin. The "chef's table" has long been a part of restaurant culture – typically in the form of an exclusive area where friends, family and distinguished guests find a unique experience. The Company is focused on bringing the best components of the chef's table to a new type of environment. The Company will focus on a balanced approach to both food and beer. This will not be a brewery with food, nor a restaurant with beer, but an experience providing equal attention to both of these components. This attention to detail and balance will be carried throughout the space and service, bringing an elevated experience to Austin's beer scene.

Going Concern and Management's Plans
We will rely heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt (including a bank loan of at least $1.5 million) and additional equity financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, the decades of relevant industry experience coupled with an experienced management team in Austin provide our basis for belief that the Company can be a success for stakeholders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Immediately prior to formation of the Company, the Company received investment deposits and incurred costs to develop its intended operations. Such pre-formation costs have been included in accumulated deficit within the accompanying balance sheet.

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the

Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 26, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include receivable - related parties and related party advances. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in consumer taste, or changes in governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Deferred Rent
The Company accounts for lease agreements that have escalating rents on a straight-line basis over the life of the lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the balance sheet. As of December 31, 2015, there was no lease liability as the Company's minimum lease payments have not yet commenced.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company will recognize revenues from the food and beverage sales when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. In general, revenue is recognized when food and beverage products are sold, net of discounts.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Facility Leases

The Company entered into a ten-year lease on September 1, 2015 for the site of intended operations in Austin, Texas. The lease required a deposit of $45,000 plus first and last months rent, with minimum lease payments ranging from \$3,703 - \$8,852. The deposit will be reduced by \$10,000 on the 13th, 25th, and 37th month following the rent commencement date, which is 280 days from the lease commencement date, or approximately June 1, 2016. The lease contains two renewal options to extend the lease for a period of five years.

Future annual minimum payments under the lease during the initial non-cancellable term of 120 months are as follows:

For the year ended December 31:		
2016	\$	29,628
2017		89,921
2018		91,719
2019		93,554
2020		95,425
Thereafter		550,787
Total	\$	951,034

NOTE 4 – RELATED PARTY TRANSACTIONS

Related Party Advances
Prior to Incorporation, the Company received advances totaling \$2,600 from a party owned and controlled by one of the Company's Managers. The advances are meant to be short term, non-interest bearing and due on demand.

Related Party Investment
Through the date for which subsequent events have been reviewed, as indicated in Note 6, the Company received a \$306,500 investment from a party owned and controlled by one of the Company's Managers for 12.26 Class B units.

NOTE 5 – MEMBERS' EQUITY

Class A Units
Upon formation, the Company was authorized to issue up to 100 units of the LLC, made up of classes of units as approved by the Company. Upon formation, Class A units were authorized to be issued and 60 Class A units were issued to the Company's managing member, Brewer's Table Holdings, LLC. Profits and losses are allocated to members based on their percentage interest. Upon amendment to add the Class B units as described below, Class A units were given a ten to one voting right. All other rights and preferences are identical, except as noted below.

Class B Units
On June 10, 2016, the Company authorized the issuance of Class B units. The Class B units will receive 75% of profit distributions until 125% of the investment is received back in the form of distributions, after which time distributions will be pro-rata based on the percent of ownership combined with Class A units.

Prior to formation, the Company received funds from two third party investors totaling \$100,000. The investments were for a total of four (4) Class B units in the Company. Because the Company was not yet formally authorized to issue Class B units upon Inception, the funds have been accounted for as a long-term liability in the accompanying balance sheet. Such liability shall be reclassed to equity upon the formal authorization of the Class B units subsequent to Inception.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to February 26, 2016, the Company authorized the issuance of Class B units, see Note 5.

Subsequent to February 26, 2016, the Company authorized a private placement for 30 Class B units of the Company, at a sales price of $25,000 per unit. As of the date indicated below as to which subsequent events have been reviewed, the Company has received $481,500 under the private placement for 19.26 Class B units. Of this amount, 12.26 Class B units totaling $306,500 were received from a related party. (See Notes 4 and 5).

Subsequent to February 26, 2016, the Company signed a construction contract with a Maximum Price Guarantee of $1,243,704 with Fine Line Commercial, LLC. As of the date of the balance sheet, construction has not yet commenced and no liability has been incurred.

The Company has evaluated subsequent events that occurred after February 26, 2016 through June 27, 2016, the issuance date of the balance sheet. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

THE BREWER'S TABLE



